                                                                     EXHIBIT 2.0



                        AGREEMENT FOR PURCHASE AND SALE

                           dated as of April 16, 1996


                                 by and between


                            AMERADA HESS CORPORATION

                                   as Seller


                                      and


                              DLB OIL & GAS, INC.

                                    as Buyer

                               TABLE OF CONTENTS


ARTICLE                                                                                                              PAGE
- -------                                                                                                              ----
ARTICLE I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         DEFINITIONS

ARTICLE II  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         SALE AND PURCHASE

ARTICLE III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         PURCHASE PRICE AND PAYMENT

ARTICLE IV  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         SELLER'S REPRESENTATIONS

ARTICLE V . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         BUYER'S REPRESENTATIONS

ARTICLE VI  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         ACCESS TO INFORMATION AND INSPECTION

ARTICLE VII . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         TITLE

ARTICLE VIII  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         PREFERENTIAL PURCHASE RIGHTS AND CONSENTS

ARTICLE IX  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         COVENANTS OF SELLER

ARTICLE X . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         CLOSING CONDITIONS

ARTICLE XI  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
         CLOSING

ARTICLE XII . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         EFFECT OF CLOSING

ARTICLE XIII  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
         SETTLEMENT OF PRORATIONS

ARTICLE XIV . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         ENVIRONMENTAL

ARTICLE XV  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
         CASUALTY LOSS AND CONDEMNATION

ARTICLE XVI . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
         DEFAULT AND REMEDIES

ARTICLE XVII  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
         MISCELLANEOUS

EXHIBITS


A        -       Net Revenue and Working Interests in Subject Interests

A-1      -       Seller's Subject Interests

A-2      -       Equipment Inventory

B        -       Purchase Price Allocation

C        -       Preferential Rights and Consents

D        -       Production Payments and Certain Agreements

E        -       Litigation and Other Liabilities

F        -       Assignment, Bill of Sale and Conveyance

G        -       Advance Payments and Prepayments

H        -       Overproduction and Underproduction

I        -       Excluded Assets

J        -       Oil and Gas Purchase and Processing Agreements

                        AGREEMENT FOR PURCHASE AND SALE


         THIS AGREEMENT dated as of the 16th day of April, 1996, between Amerada Hess Corporation, a Delaware corporation (hereinafter referred to as "Seller"), and DLB Oil & Gas, Inc., an Oklahoma corporation (herein referred to as "Buyer").

                                  WITNESSETH:

         WHEREAS, Seller owns certain oil and gas leasehold interests and related equipment situated in certain areas of the United States of America; and

         WHEREAS, Seller desires to sell and Buyer desires to acquire these interests and related assets on the terms and conditions hereinafter provided;

         NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereby agree as follows:


                                   ARTICLE I.

                                  DEFINITIONS

         The following terms, as used herein, shall have the following meanings:

         1.1     "Agor Litigation" shall be as defined in Section 17.5.

         1.2 "Agreement" shall mean this Agreement for Purchase and Sale between Seller and Buyer.

         1.3 "Assets" shall mean the following described assets and properties (except to the extent constituting Excluded Assets):

                 (a)      the Subject Interests;

                 (b)      the Lands;

                 (c)      the Incidental Rights;

                 (d)      the Claims;

                 (e)      the Royalty Accounts; and

                 (f) all Hydrocarbons produced from or attributable to the Subject Interests with respect to all periods subsequent to the Effective Time, together with all proceeds from or of such Hydrocarbons.

         1.4 "Assumed Obligations" shall mean (i) all liabilities and obligations of Seller with respect only to the administration and payment of monies from the Royalty Accounts, except as indemnified by Seller in Section 17.5, and the Claims, (ii) all liabilities and obligations of Seller arising or accruing under or with respect to the Assets from and after the Effective Time,
(iii) all liabilities and obligations of Seller, whether accrued or not, with respect to plugging and abandoning any wells, removing platforms and facilities and the restoration of the surface relating to operations pertaining to the Assets, (iv) all liabilities and obligations of Seller arising from and after the Effective Time with respect to the matters disclosed in Exhibits "D", "F" and "G" attached hereto, (v) a pro-rata share of Property Taxes with respect to the Assets for the Tax Period in which Closing occurs and all Transfer Taxes,
(vi) all liabilities and obligations of Seller arising or accruing under or with respect to the Oil and Gas Purchase and Processing Agreements from and after the Effective Time, (vii) all liabilities and obligations under the Basic Documents from and after the Effective Time except to the extent that a particular obligation is otherwise expressly retained by Seller hereunder, and
(viii) all other liabilities and obligations assumed by Buyer under this Agreement, including but not limited to liabilities and obligations assumed by Buyer under Article XIV.

         1.5 "Basic Documents" shall mean all material contracts, agreements, and other legally binding rights and obligations to which the Assets may be subject, or that may relate to the Assets including, without limitation, leases, assignments in the chain of title, overriding royalty assignments, farmout and farmin agreements, option agreements, pooling and unitization agreements, operating agreements, production sales and marketing agreements, processing agreements, transportation agreements, production purchasing agreements, permits, licenses and orders.

         1.6     "Buyer's Credits" shall be as defined in Section 3.2.

         1.7 "Claims" shall mean all obligations and benefits with respect to gas production, pipeline, transportation or processing imbalances which are to be assumed or received by Buyer pursuant to this Agreement.

         1.8     "Closing" shall be as defined in Section 11.1.

         1.9     "Closing Date" shall be as defined in Section 11.1.

         1.10 "Defensible Title" shall mean such title to a Subject Interest that, subject to and except for Permitted Encumbrances, (a) entitles Seller to receive not less than the net revenue interest of Seller for the well or unit as set forth in Exhibit "A" of all Hydrocarbons produced, saved and marketed from or attributable to such well or unit and (b) obligates Seller to bear the costs and expenses relating to the maintenance, development and operation of such well or unit in an amount not greater than the working interest of Seller for such well or unit as set forth in Exhibit "A" (unless Seller's net revenue interest therein is proportionately increased) it being understood that the existence of Permitted Encumbrances affecting any Asset shall not form the basis for a claim that Seller does not have Defensible Title to such Asset.

         1.11    "Deposit" shall be as defined in Section 3.1.

         1.12 "Effective Time" shall mean 7:00 a.m., Central Standard Time on January 1, 1996; however, with respect to Assets not located in the Central Standard Time Zone, the Effective Time shall mean 7:00 a.m., local time, said time to be determined for each locality in which the Assets are located in accordance with the time generally observed in said locality.

         1.13    "Excluded Assets" shall mean the following:

                 (a) all rights, interests, assets and properties of Seller which are expressly excluded from this sale under other provisions of this Agreement or which are set forth in Exhibit "I";

                 (b) (i) except to the extent constituting or attributable to Claims, all trade credits, accounts receivable, notes receivable and other receivables attributable to Seller's interest in the Assets with respect to any period of time prior to the Effective Time, and (ii) except to the extent constituting the Royalty Accounts, all deposits, cash, checks in process of collection, cash equivalents and funds attributable to Seller's interest in the Assets with respect to any period of time prior to the Effective Time;

                 (c) Subject to Section 9.1(h), all corporate, financial, tax and legal (other than title) records of Seller;

                 (d) except to the extent constituting Claims and except as otherwise provided in this Agreement, all claims and causes of action of Seller (i) arising from acts, omissions or events, or damage to or destruction of property, occurring prior to the Effective Time, or (ii) with respect to any of the Excluded Assets;

                 (e) except as otherwise provided in clause (vi) of the definition of Incidental Rights or in Article XV hereof, all rights, titles, claims and interests of Seller (i) under any policy or agreement of insurance or indemnity, (ii) under any bond or (iii) to any insurance or condemnation proceeds or awards;

                 (f) all (i) Hydrocarbons produced from or attributable to the Assets with respect to all periods prior to the Effective Time, together with all proceeds from or of such Hydrocarbons, and (ii) Hydrocarbons which, at the Effective Time, are owned by Seller or to which Seller has title and are in storage, within processing plants, or in pipelines;

                 (g) Seller's share of any and all claims, as well as Seller's claims, for refund of or loss carry forwards with respect to (i) federal, state and local, sales and use, ad valorem, property, excise, production, severance, gross receipts, payroll, withholding or other taxes attributable to any period prior to the Effective Time; (ii) federal, state and local income or franchise taxes; or (iii) any taxes attributable to the Excluded Assets;

                 (h) all amounts due or payable to Seller as adjustments or refunds under any audit pertaining to periods prior to the Effective Time;

                 (i) all amounts due or payable to Seller as adjustments or refunds under any contracts or agreements respecting periods prior to the Effective Time, other than Claims;

                 (j) all amounts due or payable to Seller as adjustments to insurance premiums related to the Assets with respect to any period prior to the Effective Time;

                 (k) except to the extent included in the Claims, all proceeds, benefits, income or revenues accruing (and any security or other deposits made) with respect to (i) the Assets prior to the Effective Time or
(ii) any Excluded Assets;

                 (l) any logo, service mark, copyright, trade name or trademark associated with Seller or any business of Seller; and

                 (m) all files, information and data expressly excluded from the definition of Incidental Rights.

         1.14 "GAAP" shall mean generally accepted accounting principles, consistently applied.

         1.15    "Hart-Scott-Rodino Act" shall be as defined in Section 17.2.

         1.16 "Hydrocarbons" shall mean crude oil, natural gas, casinghead gas, condensate, sulphur, natural gas liquids and other liquid or gaseous hydrocarbons (including CO2), and shall also refer to all other minerals of every kind and character which may be covered by or included in the Subject Interests.

         1.17 "Incidental Rights" shall mean all right, title and interest of Seller in and to or derived from the following insofar as the same directly relate to the Subject Interests: (i) all unitization, communitization and pooling designations, declarations, agreements and orders covering Hydrocarbons in or under the Lands or any portion thereof and the units and pooled or communitized areas created thereby; (ii) all easements, rights-of-way, surface leases, permits, licenses, servitudes or other interests; (iii) all equipment and other personal property, fixtures and improvements situated upon the Lands and used or held for use in connection with the exploration, development or operation of the Subject Interests or Lands or the production, treatment, storage, compression, processing or transportation of Hydrocarbons from or in the Subject Interests or Lands, including without limitation, the equipment and other personal property used or held for use on Seller-operated properties and described on Exhibit "A-2" attached hereto and made a part hereof, unless such equipment has been disposed of or abandoned by Seller in the ordinary course of business; (iv) all Hydrocarbon sales, purchase, exchange and processing contracts and agreements, farmout or farmin agreements, joint operating agreements and all other contracts and agreements insofar as the same affect or relate to the Subject Interests or Lands or any part thereof; (v) all lease files, land files, well files, gas and oil sales contract files, gas processing files, division order files, abstracts, title opinions, and all other books, files and records, information and data (including copies of engineering, geological and geophysical data to the extent same may be transferred, but subject in all events to any and all consents concerning ownership and transfer), and all rights thereto, of Seller insofar as the same are directly related to and necessary to the realization of value by Buyer of any of the Subject Interests or Lands and to the extent the transfer thereof is not prohibited by existing contractual obligations with third parties; and (vi) to the extent transferable and subject to Article XV hereof, all interest of Seller in and to all claims and causes of action which Seller may have against insurance companies and others by reason of injury or damage to or destruction or loss of all or any part of the Assets by reason of events occurring subsequent to the Effective Time.

         1.18 "Lands" shall mean, except to the extent constituting Excluded Assets, each and every kind and character of right, title, claim or interest which Seller has in and to the lands covered by the Subject Interests.

         1.19 "Oil and Gas Purchase and Processing Agreements" shall mean all existing contracts and agreements set forth on Exhibit "J".

         1.20 "Permitted Encumbrances" shall mean any of the following matters:

                 (a) the terms, conditions, restrictions, exceptions, reservations, limitations and other matters contained in the agreements, instruments and documents which create or reserve to Seller its interests in any of the Assets provided they do not operate to reduce the net revenue interest, nor increase the working interest (unless Seller's net revenue interest therein is proportionately increased) of Seller in the Subject Interests as reflected in Exhibit "A" hereto;

                 (b) any (i) undetermined or inchoate liens or charges constituting or securing the payment of expenses which were incurred incidental to maintenance, development, production, or operation of the Assets or for the purpose of developing, producing or processing Hydrocarbons therefrom or therein and (ii) materialman's, mechanics', repairman's, employees', contractors', operators' or other similar liens or charges for liquidated amounts arising in the ordinary course of business (x) which Seller has agreed to assume or pay pursuant to the terms hereof, (y) for which Seller is responsible for paying or releasing at Closing or (z) for which Buyer has agreed to assume or pay pursuant to the terms hereof;

                 (c) any inchoate liens for taxes, tax assessments not yet delinquent, or tax assessments that are being contested in good faith, and other assessments not yet delinquent, or if delinquent, that are being contested in good faith;

                 (d) any liens or security interests created by law or reserved in oil and gas leases for royalty, bonus or rental or for compliance with the terms of the Subject Interests;

                 (e) any obligations or duties affecting the Assets to any municipality or public authority with respect to any franchise, grant, license or permit, and all applicable laws, rules and orders of governmental authority;

                 (f) any (i) easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations, pipelines, grazing, hunting, fishing, logging, canals, ditches, reservoirs, or the like, or (ii) easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other similar rights-of-way, on, over, or in respect of property owned or leased by Seller or over which Seller owns rights-of-way, easements, permits, or licenses, to the extent such matters, individually or in the aggregate, do not interfere materially with oil and gas operations currently conducted on the Subject Interests;

                 (g) all lessors' royalties, overriding royalties, net profits interests, carried interests, reversionary interests and other burdens to the extent that the net cumulative effect of such burdens does not operate to reduce the net revenue interest of Seller in any of the Subject Interests to below the applicable net revenue interest set forth in Exhibit "A" hereto;

                 (h) all defects and irregularities affecting title to the Subject Interests which individually or in the aggregate do not operate to reduce the net revenue interest, nor increase the working interest (unless Seller's net revenue interest is increased proportionately) of Seller in the Subject Interests as reflected in Exhibit "A" hereto or otherwise interfere materially with the operation, value or use of the Subject Interests;

                 (i) preferential rights to purchase and required third party consents to assignments and similar agreements with respect to which waivers or consents are obtained from the appropriate parties with respect to the sale contemplated hereunder or the appropriate time period for asserting such rights has expired without an exercise of such rights with respect to such sale;

                 (j) all rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interests therein if the same are customarily obtained contemporaneously with or subsequent to such sale or conveyance;

                 (k) (i) production sales contracts, division orders, contracts for sale, purchase, exchange, refining, or processing of Hydrocarbons, unitization and pooling designations, declarations, orders and agreements, operating agreements, agreements of development, area of mutual interest agreements, gas balancing or deferred production agreements, processing agreements, plant agreements, pipeline, gathering and transportation agreements, injection, repressuring and recycling agreements, carbon dioxide purchase or sale agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements which are customary in the oil, gas, sulphur and other mineral exploration, development or extraction business or in the business of processing of gas and gas condensate production for the extraction of products therefrom, and (ii) contracts and agreements with affiliates of Seller of the kind enumerated in subclause (i) of this clause (k) that have been disclosed to Buyer in Exhibit "J" hereto;

                 (l) any encumbrance, title defect or matter (whether or not constituting a Title Defect) waived or deemed waived by Buyer pursuant to
Article VII hereof;

                 (m) any agreement, contract, lease, instrument, permit, amendment or extension entered into by Seller in accordance with Article IX hereof; and

                 (n)      the Oil and Gas Purchase and Processing Agreements.

         1.21    "Property Taxes" shall be as defined in Section 12.2.

         1.22    "Purchase Price" shall be as defined in Section 3.1.

         1.23 "Royalty Accounts" shall mean those separately identifiable accounts of Seller or any third party operator in which Seller or any third party operator is holding as of the Effective Time monies which (i) are owing to third party owners of royalty, overriding royalty, working or other interests in respect of past production of Hydrocarbons attributable to the Assets or (ii) may be subject to refund by royalty owners or other third parties to purchasers of past production of Hydrocarbons attributable to the Assets.

         1.24    "Seller's Credits" shall be as defined in Section 3.2.

         1.25 "Subject Interests" shall mean, except to the extent constituting Excluded Assets, any and all interests owned by Seller and set forth in Exhibit "A-1" or which Seller is now entitled to receive by reason of any existing participation, joint venture, farm-in or other agreement, in and to the oil, gas and/or mineral leases, permits, licenses, concessions, leasehold estates, fee, royalty and overriding royalty interests described in Exhibit "A-1" attached hereto.

         1.26    "Tax Period" shall be as defined in Section 12.2.

         1.27    "Title Defect" shall be as defined in Section 7.3.

         1.28    "Transfer Taxes" shall be as defined in Section 12.2.


                                  ARTICLE II.

                               SALE AND PURCHASE

         Subject to the terms and conditions of this Agreement and the Permitted Encumbrances, Seller agrees to sell and convey to Buyer and Buyer agrees to purchase and pay for the Assets.

                                  ARTICLE III.

                           PURCHASE PRICE AND PAYMENT

         3.1 Purchase Price. The total consideration for the sale and conveyance of the Assets to Buyer is Buyer's payment of Thirty Five Million Twenty Eight Thousand Dollars U.S. ($U.S. 35,028,000) (the "Purchase Price"), plus an amount equal to simple interest thereon from the Effective Time until the Closing Date calculated at the prime rate of interest of Citibank, N.A. prevailing at the Effective Time; provided, however, interest shall not accrue on the Purchase Price where Closing is delayed as a result of a suit, action or proceeding seeking to restrain Buyer or Seller, prohibit Closing, or seeking damages from Buyer or Seller, as a result of the transactions contemplated by this Agreement. The Purchase Price, together with such interest and subject to such adjustments, if any, as are expressly provided for elsewhere in this Agreement, shall be paid by Buyer to Seller at Closing by means of a completed Federal Funds transfer to Seller's account in Chase Manhattan Bank, New York, New York, ABA No. 021000021, Amerada Hess Corporation Account Number 910-2-475200. Contemporaneously with the execution hereof, Buyer has deposited the sum of Seven Million Dollars U.S. ($U.S. 7,000,000) with Seller as a deposit hereunder (the "Deposit"), to be held by Seller and, upon Closing, the amount thereof, with interest accruing thereon from date of deposit until the Closing Date at the rate set forth above, shall be credited toward the Purchase Price.

         3.2     Purchase Price Credits.

                 (a) With respect to the period commencing at the Effective Time and ending at 7:00 a.m. (local time for each Asset) on the Closing Date, the parties shall calculate the revenues from production and other operating sources (excluding interest income), from or attributable to the Assets for such period received by Seller as of the Closing Date ("Buyer's Credits") and shall calculate all exploration, production, development, operating, overhead, general and administrative and other costs paid or incurred by Seller with respect to the Assets for such period charged under applicable operating agreements, or if no operating agreement is applicable, then under the most recent COPAS Accounting Procedure Joint Operations ("Seller's

Credits"), excluding interest expense not paid in connection with matters identified in Exhibit "D" and all non-cash charges attributable to depletion, depreciation, bad debt losses, lease abandonment, etc.; provided that with respect to any properties operated by Seller, the Seller's Credits with respect to the Subject Interests in such properties shall also include (i) the overhead charges payable to Seller on account of such Subject Interests under existing operating agreements or (ii) if no overhead charge is applicable to a Subject Interest under an existing operating agreement, an overhead charge to such Subject Interest equal to the Average Drilling and Producing Well Rates in the area as indicated in the most recent Survey of Combined Fixed Rate Overhead Charges for Oil and Gas Producers conducted by Ernst & Young or the prevailing rate in the area if the foregoing survey is not available and provided further that with respect to any properties not operated by Seller or any affiliate of Seller, the Seller's Credits with respect to the Subject Interests in such properties shall also include an overhead charge equal to twenty-five percent (25%) (proportionately reduced to the Subject Interests) of the Average Drilling and Producing Well Rates in the area as indicated in the most recent Survey of Combined Fixed Rate Overhead Charges for Oil and Gas Producers conducted by Ernst & Young or the prevailing rate in the area if the foregoing survey is not available; provided, however, this clause shall not apply to Subject Interests not operated by Seller or its affiliates where Seller's working interest in the Subject Interests is less than ten percent (10%). Only items of revenue, cost and expense attributable to the Assets shall be included in the foregoing calculations. Amounts constituting the Buyer's Credits shall be retained by Seller. If Seller's Credits exceed Buyer's Credits, the difference shall be due Seller by Buyer with simple interest thereon calculated at the then generally prevailing prime rate of interest of Citibank, N.A. on such net amounts as provided below. If Buyer's Credits exceed Seller's Credits, the difference shall be due Buyer by Seller with simple interest thereon calculated at the then generally prevailing prime rate of interest of Citibank, N.A. on such net amounts as provided below. Prior to Closing, Seller shall furnish Buyer with an estimated accounting showing the estimated amount of Seller's Credits and the estimated amount of Buyer's Credits, subject to being finally adjusted as hereinafter provided. For purposes of calculating the accrual of interest on such net amounts, the difference between Buyer's Credits and Seller's Credits shall be calculated for each calendar month (or portion thereof) from the Effective Time to Closing Date and interest shall accrue on such differences at the rate set forth above from the first day of the following calendar month. An estimated credit due Seller shall increase the Purchase Price paid at Closing by that amount and an estimated credit due Buyer shall reduce the Purchase Price paid at Closing by that amount (together with interest as provided above). The amount of the final credit, as adjusted, shall be paid in cash on final adjustment by the party owing it together with interest in such amount at the rate provided above from the Closing Date to the date of payment. Promptly after the Closing Date (but not later than one hundred twenty (120) days thereafter), Seller shall furnish Buyer with a final accounting showing in reasonable detail the calculation of Buyer's Credits and Seller's Credits. If within thirty (30) days following the furnishing of such estimated accounting the parties are unable to agree as to whether an item of income or expense belongs in the period before or after the Effective Time, or is properly included in Seller's Credits or Buyer's Credits, or as to any other accounting matters, then such item or matter may be submitted for determination, in accordance with Section 13.2 hereof, by an accounting firm of national repute (other than Ernst & Young LLP, or any accounting firm which has been engaged by Buyer or Seller within three (3) years prior to this Agreement) to be mutually agreed upon by Buyer and Seller. Final settlement shall be made within ten (10) business days following agreement by the Buyer and Seller or final determination by said accounting firm (which final determination shall be binding upon Buyer and Seller).

                 (b) Seller and Buyer or representatives of each shall determine the amount of the Hydrocarbons existing in storage tanks, gathering lines, pipelines, gasoline plants, and other facilities as of the Effective Time using the point or points of delivery to Seller's purchasers as a zero reference point. Seller shall receive a credit in the final adjustment of the Purchase Price as provided for in paragraph (a) above equal to an amount calculated by multiplying the volume of such Hydrocarbons by (i) in the case of oil, the posted price in the field, as of the Effective Time (or if none, a mutually acceptable price) or (ii) in the case of gas, the prevailing spot market price in the vicinity, as of the Effective Time.

         3.3     Purchase Price Allocations.

                 Seller and Buyer mutually agree to allocate the Purchase Price among the Assets as set forth in Exhibit "B" attached hereto. Seller and Buyer agree that said allocation as set forth in Exhibit "B" is the proper allocation of the Purchase Price in accordance with the fair market value of the Assets, and that said allocation of the Purchase Price of the Assets as set forth in Exhibit "B" shall apply for purposes of Sections 755 and 1060 of the Internal Revenue Code of 1986 (as amended and together with any regulations promulgated thereunder, the "Code"). Seller and Buyer agree (and each agrees to cause its affiliates) to report the federal, state and local income and other tax consequences of the transactions contemplated herein, and in particular to report the information required under
Section 1060(b) of the Code (and any regulations promulgated thereunder), in a manner consistent with such allocation. Seller and Buyer further agree (and each agrees to cause its affiliates) to not take any tax position inconsistent with such allocation in connection with the examination of any of their tax returns, refund claims or litigation, investigations or other proceedings involving any of their tax returns. Seller and Buyer each further agree that they will not take any position inconsistent with this allocation in preparing tax returns or reports to government authorities or otherwise.

                 Buyer and Seller each agree to furnish the other a copy of IRS Form 8594 (Asset Acquisition Statement under Section 1060 of the Code) as filed with the Internal Revenue Service by such party or any affiliate thereof, pursuant to Sections 755 and 1060 of the Code, as a result of the consummation of the transactions contemplated hereby, within thirty (30) days of the filing of such form with the Internal Revenue Service.


                                  ARTICLE IV.

                            SELLER'S REPRESENTATIONS

         4.1 Seller's Representations. Seller represents to Buyer as of the date hereof that:

                 (a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is authorized to do business in the State of Oklahoma;

                 (b) Seller has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement and the other documents and agreements contemplated hereby, and to perform its obligations under this Agreement and the other documents and agreements contemplated hereby. Subject to Sections 8.1, 8.2, 17.1 and 17.2, the consummation of the transactions contemplated by this Agreement will not violate, nor be in conflict with, any provision of Seller's charter, by-laws or governing documents or any material agreement or instrument to which it is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to Seller;

                 (c) The execution, delivery and performance of this Agreement and the transactions contemplated hereunder have been duly and validly authorized by all requisite corporate action on the part of Seller;

                 (d) This Agreement constitutes, and all documents and instruments required hereunder to be executed and delivered by Seller at Closing will constitute, legal, valid, binding and effective obligations of Seller enforceable against Seller in accordance with their respective terms, subject to applicable bankruptcy and other similar laws of general application with respect to creditors;

                 (e) There are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by, or to the actual knowledge of the officers of Seller, threatened against Seller;

                 (f) No broker or finder other than Goldman, Sachs & Co. has acted for or on behalf of Seller in connection with this Agreement or the transactions contemplated by this Agreement, and no broker or finder other than Goldman, Sachs & Co. is entitled to any brokerage or finder's fee or commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of Seller;

                 (g) Except as shown on Exhibit "E" hereto, there is no demand or suit, action or other proceeding pending in which Seller has been served with process, or to Seller's knowledge threatened, before any court or governmental agency which if adversely decided could reasonably be expected to result in a material impairment or loss of title to any material part of the Assets taken as a whole or the value thereof taken as a whole or which might materially hinder or impede the operation of the Assets taken as a whole;

                 (h) Except as shown on Exhibit "E" and as may be referred to in Article XIV, Seller, to its knowledge, has not violated, and to Seller's knowledge there are no alleged violations by Seller of any terms and conditions of any licenses, permits, contracts or agreements relating to the Assets, or any applicable rules, regulations or orders of any governmental agency, or any court having jurisdiction over the Assets which would affect in any material respect the value of the Assets taken as a whole;

                 (i) Seller is a United States person within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended;

                 (j) Except for Permitted Encumbrances, Seller will forever warrant and defend title to the Assets free and clear of any lien, charge, encumbrance or claim arising by, through or under Seller, but not otherwise;

                 (k) The Subject Interests are not subject to any agreements or documents which restrict or prohibit Seller from disclosing to Buyer information which is material to Buyer's review, inspection, ownership and operation of the Assets; and

                 (l) To Seller's knowledge, neither the operator of the Assets nor Seller is in violation of any applicable environmental law, regulation or ordinance in effect as of the date of this Agreement, which violation would have a material adverse effect upon the Assets or the continued operation thereof, and no notice has been received by Seller alleging any such violation.

                 For purposes of Sections 4.1(g) and 4.1(h), "materiality" shall mean an impairment or loss of title, diminution in value or violation of a governmental rule, regulation or order resulting in loss or damage to any part of the Assets in an amount exceeding Two Hundred Thousand Dollars ($200,000.00).


                                   ARTICLE V.

                            BUYER'S REPRESENTATIONS

         5.1 Buyer's Representations. Buyer represents to Seller as of the date hereof that:

                 (a) It is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma, and Buyer is or prior to Closing will be duly qualified pursuant to any and all applicable laws, statutes and regulations to own and operate the Assets;

                 (b) It has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement and the other documents and agreements contemplated hereby, to purchase the Assets on the terms described in this Agreement, and to perform its other obligations under this Agreement and the other documents and agreements contemplated hereby. Subject to Sections 17.1, and 17.2, the consummation of the transactions contemplated by this Agreement will not violate, nor be in conflict with, any provision of Buyer's charter, by-laws or governing documents, or any material agreement or instrument to which Buyer is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to Buyer;

                 (c) The execution, delivery and performance of this Agreement and the transactions contemplated hereunder have been duly and validly authorized by all requisite corporate action on the part of Buyer;

                 (d) This Agreement constitutes, and all documents and instruments required hereunder to be executed and delivered by Buyer at Closing will constitute, legal, valid, binding and effective obligations of Buyer enforceable against Buyer in accordance with their respective terms, subject to bankruptcy and other similar laws of general application with respect to creditors;

                 (e) There are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by, or to the actual knowledge of the officers of Buyer, threatened against Buyer;

                 (f) No broker or finder has acted for or on behalf of Buyer in connection with this Agreement or the transactions contemplated by this Agreement, and no broker or finder is entitled to any brokerage or finder's fee or commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of Buyer;

                 (g) Buyer is now or prior to Closing will be, and after Closing shall continue to be, qualified to own Federal and State oil, gas and mineral leases in all jurisdictions where any such Subject Interests are located, and the consummation of the transactions contemplated hereby will not cause Buyer to be disqualified as such an owner or to exceed any acreage limitation imposed by any law, statute, rule or regulation;

                 (h) Buyer is directly engaged in the business of exploration and production of oil, gas or other valuable minerals and derives at least $5,000,000 of annual gross income from such business. Prior to entering into this Agreement, Buyer was advised by and has relied solely on its own legal, tax and other professional counsel concerning this Agreement, the Assets and the value thereof. Buyer is acquiring the Assets for its own account and not for distribution or resale in any manner that would violate any state or federal securities law, rule, regulation or order; and

                 (i) Buyer has arranged to have available by the Closing Date sufficient funds to enable the Buyer to pay in full the Purchase Price, together with all costs and expenses relative thereto, and otherwise to perform its obligations under this Agreement.

                                  ARTICLE VI.

                      ACCESS TO INFORMATION AND INSPECTION

         6.1 Title Files. Promptly after the execution of this Agreement and until the Closing Date, Seller shall permit Buyer and its representatives at reasonable times during normal business hours to examine and copy at Buyer's expense, in Seller's offices, all abstracts of title, title opinions, title files, ownership maps, lease files, assignments, division orders, check vouchers, payout statements, printouts of electronic data and agreements pertaining to the Assets insofar as the same may now be in existence and in the possession of Seller.

         6.2 Other Files. Prior to Closing, Seller shall make available to Buyer for inspection by Buyer at reasonable times during normal business hours at their actual location, all geological, geophysical, production and engineering books, records and data in possession of Seller, except such records or data which Seller is prevented by contractual obligations with third parties from disclosing.

         6.3 Confidentiality Agreement. All such information made available to Buyer shall be maintained confidential by Buyer as provided in that certain Confidentiality Agreement dated January 4, 1996, between Seller and Buyer, the terms of which are incorporated herein by reference and made a part of this Agreement. Buyer shall further take whatever reasonable steps may be necessary to ensure that Buyer's employees, consultants and agents comply with the provisions of this Article VI and the provisions of said Confidentiality Agreement.

         6.4 Inspections. Promptly after the execution of this Agreement and for a period not to exceed forty-five (45) days thereafter, Seller, subject to third party operator approval, shall permit Buyer and its representatives at reasonable times and at their sole risk, cost and expense, to conduct reasonable inspections of the Assets; provided, however, Buyer shall repair any damage to the Assets resulting from such inspections and Buyer does hereby indemnify and hold harmless Seller from and against any and all losses, costs, damages, obligations, claims, liabilities, expenses or causes of action arising from Buyer's inspection of the Assets, including, without limitation, claims for personal injuries, property damage and reasonable attorney's fees and further including claims arising in whole or part from Seller's negligence.


                                  ARTICLE VII.

                                     TITLE

         7.1 No Warranty or Representation. Except as specifically provided for herein, Seller shall convey Seller's interests in and to the Assets to Buyer subject to the Permitted Encumbrances and without any warranty of title, express or implied, except for the special warranty, as provided in the form of Assignment, Bill of Sale and Conveyance attached as Exhibit "F" hereto. Seller makes no warranty or representation, express or implied, with respect to the accuracy or completeness of the information, records and data now, heretofore or hereafter made available to Buyer in connection with this Agreement (including, without limitation, any description of the Assets, pricing assumptions, potential for production of Hydrocarbons from the Subject Interests or any other matters contained in any other material furnished to Buyer by Seller or by Seller's agents or representatives).

         7.2     Buyer's Title Review.

                 (a) Immediately upon execution by both parties hereto of this Agreement Buyer may at Buyer's sole cost and expense commence and diligently pursue such examination of title to the Subject Interests as Buyer desires. Seller shall fully cooperate with Buyer and shall make available to Buyer at Seller's offices in Houston, Texas, all documents, records and material in Seller's possession (except to the extent disclosure of same is prohibited pursuant to agreements with third parties) and all assistance reasonably necessary to assist Buyer in determining the validity of Seller's title in and to the Subject Interests. In no event, however, does Seller warrant or represent the sufficiency, completeness or accuracy of such documents, records and materials, and Buyer's reliance thereon shall be at Buyer's sole risk and expense. In the event more than one property is being conveyed hereunder, Buyer will review title on a property by property basis commencing with the property being deemed to have the greatest value and then in descending order of value as set forth on Exhibit "B". Immediately upon completion of Buyer's title review of each property, Buyer shall notify Seller of any Title Defects associated with such property in accordance with Section 7.3 below. Buyer will conclude Buyer's title review and give notice to Seller of all asserted Title Defects not later than forty-five (45) days subsequent to the execution of this Agreement. To be effective, Buyer's written notice of a Title Defect must include (i) a brief description of the matter constituting the asserted Title Defect and (ii) supporting documents reasonably necessary for Seller (or a title attorney or examiner hired by Seller) to verify the existence of such asserted Title Defect. Any matters not described in a written notice of Title Defect within said forty-five (45) day period shall conclusively be deemed to have been waived and accepted by Buyer, and shall be deemed Permitted Encumbrances hereunder.

                 (b) Upon receipt of the notice set forth under Section 7.2(a) Seller shall have the right, but not the obligation, until the Closing Date to cure all or any portion of asserted Title Defects, such curative costs to be borne solely by Seller, provided, however that if the value, as calculated pursuant to Section 3.3, of the Assets affected by asserted Title Defects equals or exceeds five percent (5%) of the Purchase Price, then Seller may, at its option and in its sole discretion exercised by the giving of written notice to Buyer within ten (10) days of receipt of Buyer's final notice of asserted Title Defects elect to terminate this Agreement in which event Seller and Buyer shall be under no obligation to each other with regard to the purchase and sale of any of the Assets or Subject Interests, such termination to be without liability to either party. Upon termination pursuant to this
Section 7.2(b), Seller shall return the Deposit to Buyer together with all interest accrued thereon. Failure of Seller to give notice of an election to terminate this Agreement shall be deemed an election not to terminate this Agreement and to adopt the procedures and remedies concerning asserted Title Defects set forth herein. If Buyer elects to waive or is deemed to have waived any asserted or unasserted Title Defects, such waived or unasserted Title Defects shall be deemed Permitted Encumbrances hereunder. If Seller within the time provided above is unable, elects not or refuses to cure such asserted Title Defects, Buyer may, by written notice delivered to Seller within ten (10) days after the expiration of Seller's right to cure asserted Title Defects, and as Buyer's sole and exclusive remedy, elect to reduce the Purchase Price by an amount attributable to the reserves to which title has failed as mutually agreed upon by the parties and based upon the allocations made pursuant to Section 3.3., whereupon the interest covered by such Title Defect shall be deemed to be an Excluded Asset for the purposes of this Agreement; provided however, the Purchase Price shall not be reduced unless the amount attributable to the reserves to which title has failed exceeds Two Hundred Thousand Dollars U.S. ($U.S. 200,000). Failure by Buyer to timely assert a claim for an adjustment to the Purchase Price shall be deemed an election by Buyer to waive such claim and retain the interest covered by the asserted but uncured Title Defect and such uncured Title Defect shall thereupon be deemed a Permitted Encumbrance. In the event Buyer and Seller are unable to agree upon the amount of the downward adjustment of the Purchase Price attributable to a Title Defect for the purposes of the foregoing, then the same shall be submitted for determination to an independent engineering firm of national repute (other than DeGolyer and MacNaughton or an engineering firm engaged by Buyer or Seller within three (3) years prior to the date of this Agreement) to be mutually agreed upon by Buyer and Seller. The determination of such independent engineering firm shall be final.

                 (c) Notwithstanding anything in this Agreement to the contrary, Buyer shall not be deemed to have waived any defect of title arising by, through or under Seller, but not otherwise. Buyer shall in no event be deemed to have waived its special warranty of title set forth in Section 4.1(j) and in the Assignment, Bill of Sale and Conveyance.

         7.3 Title Defects. For the purposes of this Agreement, a portion of the Subject Interests shall be deemed to have a "Title Defect" if any one or more of the following statements is untrue in any material respect with respect to such portion of the Subject Interests as of the Effective Time:

                 (i)      Seller has Defensible Title thereto.

                 (ii) All royalties, rentals, Pugh clause payments, shut-in gas payments and other payments due with respect to such portion of the Subject Interests have been properly and timely paid, except for payments held in suspense for title or other reasons which are customary in the industry and which will not result in grounds for cancellation of Seller's rights in such portion of the Subject Interests.

                 (iii) Except as set forth in any of the Exhibits hereto, Seller is not in default under the material terms of any leases, farmout agreements or other contracts or agreements respecting such portion of the Subject Interests which could (1) materially interfere with the operation, value or use thereof, (2) materially prevent Seller from receiving the proceeds of production attributable to Seller's interest therein, or (3) result in cancellation of Seller's interest therein.

                 (iv) There is no lien, charge, encumbrance, defect or objection (other than a Permitted Encumbrance) against, in or to Seller's title thereto or right or interest therein, and no fact or circumstance relative thereto exists of such significance that a reasonable and prudent person engaged in the business of the ownership, development and operation of oil and gas properties with knowledge of all the facts and appreciation of their legal significance would be unwilling to accept and pay for the Subject Interest or portion thereof which is affected thereby.

         Notwithstanding the foregoing, loss of any Subject Interest or portion thereof following the Effective Time due to (i) any election or decision made by Seller in accordance with Article IX or (ii) expiration of the primary or secondary term of a lease shall not constitute a Title Defect as long as Seller shall not have breached the provisions of Article IX. Subject to Section 17.1 below, the failure of any governmental office to approve or consent to any assignment or other conveyance of a Subject Interest filed with such office shall not constitute a Title Defect; provided that such office has not expressly and specifically refused to grant such consent or approval as a result of the existence of a Title Defect.

         7.4 Title Indemnification. Notwithstanding any other provisions of this Article VII, Seller shall have the option to execute and deliver to Buyer a title indemnity whereby Seller shall keep Buyer indemnified from and against any and all liability, loss, costs (including legal costs), suits, judgments, causes of action, claims or damages arising or incurred in connection with any uncured Title Defects, to the extent the same relate to acts, omissions or other matters occurring prior to the Effective Time. The title indemnity shall be limited to the amount determined in accordance with this Article VII with respect to the particular Asset for which the indemnity is given and no claim for indemnification of Buyer shall be made or be enforceable, whether by legal proceedings or otherwise, unless written notice of the claim, setting out reasonable details thereof is given by Buyer to Seller on or before January 1, 2001. If Seller provides such a title indemnity, the relevant uncured Title Defects shall be deemed to be cured and removed for the purposes of this Agreement.


                                 ARTICLE VIII.

                   PREFERENTIAL PURCHASE RIGHTS AND CONSENTS

         8.1 Purchase Rights. To Seller's knowledge, all agreements affecting the Assets containing consent to assignment obligations and preferential right to purchase provisions that must be complied with prior to the assignment of the Assets to Buyer are set forth in Exhibit "C" hereto (except such agreements with respect to which all necessary consents to assignment or waivers of preferential purchase rights have already been obtained by Seller). The existence of an unwaived preferential purchase right shall not be deemed a Title Defect. Seller shall send such notices and other documents as may be required in order to trigger preferential purchase rights which have been identified prior to Closing, or Seller may, in lieu thereof, obtain, or attempt to obtain, a waiver of the exercise of any preferential purchase rights. If a third party who has been offered an interest in a Subject Interest pursuant to a preferential right to purchase, elects prior to Closing to purchase all or part of such Subject Interest pursuant to the aforesaid offer and Seller receives written notice of such election prior to the Closing Date, the interest or part thereof so affected will be eliminated from the Assets and the Purchase Price reduced by the portion of the Purchase Price allocated to such interest or part thereof under Section 3.3 hereof. Otherwise the interest offered as aforesaid shall be conveyed to Buyer at Closing subject to the preferential rights (if any of them remain) of such third party. If a third party elects to purchase all or a part of an interest in a Subject Interest subject to a preferential right to purchase and Closing has already occurred (and payment of the Purchase Price made to Seller) with respect to such interest, Buyer shall be obligated to convey said interest to such third party and shall be entitled to the consideration for the sale of such interest or part thereof.

         8.2 Consents. Seller shall use reasonable efforts, but without any obligation to incur any cost or expense in connection therewith, to obtain all consents to assignment prior to the Closing. If a lessor or other third party who has the right to consent to the assignment of a Subject Interest (or portion thereof) refuses such consent prior to Closing, the interest or part thereof so affected will be eliminated from the Assets and the Purchase Price reduced by the portion of the Purchase Price allocated to such interest or part thereof under Section 3.3 hereof. If a request for a consent to assign is outstanding as of Closing, such circumstance shall constitute a Title Defect.


                                  ARTICLE IX.

                              COVENANTS OF SELLER

         9.1 Covenants of Seller Pending Closing. From and after the date of execution of this Agreement and until the Closing, except as otherwise consented to by Buyer in writing and subject to Section 9.2 below and the terms of applicable operating and other agreements, Seller shall:

                 (a) Subject to Seller's right to obtain Seller's Credits pursuant to Section 3.2, continue to operate the Assets owned by it for the account of Buyer in a manner consistent with past practices;

                 (b) Maintain in full force and effect all policies of insurance covering the Assets now maintained by Seller;

                 (c) Use reasonable efforts to preserve in full force and effect all material leases, operating agreements, easements, rights-of-way, permits, licenses, contracts and other material agreements included in the Incidental Rights which relate to the Assets in which it owns an interest and perform all material obligations of Seller in or under any such agreement relating to such Assets;

                 (d) Use Seller's reasonable efforts to maintain its relationships with suppliers, customers and others having material business relations with Seller with respect to the Assets so that they will be preserved for Buyer on and after the Closing Date;

                 (e) Not enter into any agreement or arrangement granting any preferential right to purchase any of the Assets or requiring the consent of any person to the transfer and assignment of any of the Assets hereunder, except in connection with the performance by Seller of an obligation or agreement existing on the date hereof or pursuant to this Agreement;

                 (f) Not dedicate, sell, farm out, encumber or dispose of any Assets without Buyer's written consent except (i) sales of oil and gas production in the ordinary course of business and (ii) as to a portion of the Assets that do not, in the aggregate, constitute a material portion of the Assets;

                 (g) Maintain all material equipment included in the Assets in accordance with customary industry operating practices and procedures; and

                 (h) Provide Buyer copies of any financial, tax (subject to Section 12.2(d) of this Agreement) or legal records which directly relate to the Subject Interests, including, without limitation, information for a period of three (3) years prior to the Effective Time to the extent required by Buyer in connection with required filings with the Securities and Exchange Commission; provided, however, that Buyer's said entitlement shall not extend to any records whose disclosure may expose Seller to any possible claim of breach of privilege or confidentiality under any agreement or under federal or state laws.

         Notwithstanding the other provisions of this Article IX, (i) Seller may take any action with respect to the Assets if reasonably necessary under emergency circumstances and provided

Buyer is notified as soon thereafter as reasonably practical, (ii) Seller shall have no liability to Buyer for the incorrect payment of delay rentals, royalties, shut-in royalties or similar payments or for any failure to pay any such payments through mistake or oversight (including Seller's negligence), and
(iii) Seller's non-willful failure to comply with any of the requirements of this Article IX shall not be deemed a default by Seller hereunder, serve as a basis for a claim by Buyer for damages, afford Buyer the right to make a claim for damages or permit Buyer not to close this sale if such failure does not have a material adverse effect on the value of the Assets taken as a whole.
For purposes of this subparagraph (iii), "a material adverse effect on the value of the Assets taken as a whole" shall have occurred where the aggregate dollar value of the damages attributable to such failure by Seller exceeds Two Hundred Thousand Dollars ($200,000.00). Any consent requested of Buyer with respect to the matters covered by this Article IX shall not be unreasonably withheld or action with respect thereto unduly delayed.

         9.2     Limitations on Seller's Covenants Pending Closing.

                 (a) To the extent Seller is not the operator of any of the Assets, the obligations of Seller in Section 9.1 above, which have reference to operations or activities which normally or pursuant to existing contracts are carried out or performed by the operator, shall be construed to require only that Seller use reasonable efforts (without being obligated to incur any expense or institute any cause of action) to cause the operator of such Assets to take such actions or render such performance within the constraints of the applicable operating agreements and other applicable agreements.

                 (b)      Notwithstanding anything to the contrary in this
Article IX, should Seller not wish to pay any lease rental or other payment or participate in any reworking, deepening, drilling, completion, equipping or other operation on or with respect to any well or other Asset which may otherwise be required by Section 9.1 above, Seller shall use reasonable efforts to give Buyer written or oral notice (to be followed by written notice) thereof as soon as reasonably practicable after Seller receives written notice thereof from the operator of such property (or if Seller is the operator, after Seller gives written notice thereof to the non-operators of such property); and Seller shall not be obligated to make any such payment or to elect to participate in any such operation which Seller does not wish to make or participate in unless Seller receives from Buyer, within a reasonable time prior to the date when such payment or election is required to be made by Seller, (i) the written election and agreement of Buyer to require Seller to take such action and to indemnify Seller therefrom and (ii) all funds necessary for such action. Notwithstanding the foregoing, Seller shall not be obligated to pay any lease rental or other payment or to elect to participate in any operation if the third party operator of the property involved recommends that such action not be taken. If Buyer advances any funds pursuant to this Section 9.2(b) and the Assets to which such payments relate are not conveyed to Buyer at Closing, and Seller does not reimburse Buyer for all advances made by Buyer with respect to such Assets pursuant to this Section 9.2(b) within thirty (30) days after this Agreement terminates with respect to such Assets, then (i) Buyer shall own and be entitled to any right of Seller that would have lapsed but for such payment, and (ii) in the case of operations, Buyer shall be entitled to receive the penalty which Seller, as nonconsenting party, would have suffered under the applicable operating agreement with respect to such operations as if Buyer were a consenting party thereunder.


                                   ARTICLE X.

                               CLOSING CONDITIONS

         10.1 Seller's Closing Conditions. The obligations of Seller under this Agreement are subject, at the option of Seller, to the satisfaction at or prior to the Closing of the following conditions:

                 (a) All representations and warranties of Buyer contained in this Agreement shall be true in all material respects at and as of the Closing as if such representations and warranties were made at and as of the Closing, and Buyer shall have performed and satisfied all agreements required by this Agreement to be performed and satisfied by Buyer at or prior to the Closing;

                 (b) Seller shall have received a certificate dated as of the Closing, executed by a duly authorized officer of Buyer, to the effect that to such officer's knowledge the statements made under Article V above are true at and as of the Closing;

                 (c) Except for approvals covered by Section 17.1 hereof, all necessary consents of and filings with the Federal Trade Commission and any other state or federal governmental authority or agency relating to the consummation of the transactions contemplated by this Agreement shall have been obtained, accomplished or waived, and the applicable waiting periods prescribed in connection with the Hart-Scott-Rodino Act shall have elapsed or terminated (by early termination or otherwise) since the dates of the filings by the parties with respect thereto; and

                 (d) As of the Closing Date, no suit, action or other proceeding (excluding any such matter initiated by Seller) shall be pending or threatened before any court or governmental agency seeking to restrain Seller or prohibit the Closing or seeking damages against Seller as a result of the consummation of this Agreement.

         10.2 Buyer's Closing Conditions. The obligations of Buyer under this Agreement are subject, at the option of Buyer, to the satisfaction at or prior to the Closing of the following conditions:

                 (a) All representations and warranties of Seller contained in this Agreement shall be true in all material respects at and as of the Closing as if such representations and warranties were made at and as of the Closing, and Seller shall have performed and satisfied all agreements required by this Agreement to be performed and satisfied by Seller at or prior to the Closing;

                 (b) Buyer shall have received a certificate dated as of the Closing, executed by a duly authorized officer of Seller, to the effect that to such officer's knowledge the statements made under Article IV above by Seller are true at and as of the Closing;

                 (c) Except for approvals covered by Section 17.1 hereof, all necessary consents and filings with the Federal Trade Commission and any other state or federal governmental authority or agency relating to the consummation of the transactions contemplated by this Agreement shall have been obtained, accomplished or waived, and the applicable waiting periods prescribed in connection with the Hart-Scott-Rodino Act shall have elapsed or terminated (by early termination or otherwise) since the dates of the filings by the parties with respect thereto; and

                 (d) As of the Closing Date, no suit, action or other proceeding (excluding any such matter initiated by Buyer) shall be pending or threatened before any court or governmental agency seeking to restrain Buyer or prohibit the Closing or seeking damages against Buyer as a result of the consummation of this Agreement.


                                  ARTICLE XI.

                                    CLOSING

         11.1 Closing. The closing of this transaction (the "Closing") shall be held at 10:00 a.m., Central Standard Time, at the offices of Seller at One Allen Center, 500 Dallas Street, Houston, Texas, on June 14, 1996, or at such other date or place as the parties may agree in writing (herein called "Closing Date"). Regardless of when the Closing shall occur, Closing shall be effective with respect to each Asset as of the Effective Time.

         11.2 Seller's Closing Obligations. At Closing (except Seller shall have a reasonable period after the Closing for items d, e, f and g), Seller shall deliver to Buyer the following:

                 (a) The Assignments, Bills of Sale and Conveyances substantially in the form attached hereto as Exhibit "F" and such other documents (including separate Bills of Sale, if necessary, with respect to the Incidental Rights), as may be reasonably necessary to convey all Seller's interest in the Assets to Buyer in accordance with the provisions hereof;

                 (b) The certificate of Seller referred to in Section 10.2(b) hereof;

                 (c) Evidence of Seller's compliance with the Hart-Scott-Rodino Act (if necessary);

                 (d) Transfer or division orders, or letters-in-lieu thereof, to be effective at the Effective Time in the form required by the purchasers of the Hydrocarbons from the producing properties, provided that if any purchasers prepare the same, the execution and delivery thereof may be deferred until they are prepared, and any forms required by any governmental agency having jurisdiction over the Assets;

                 (e) All title opinions, abstracts of title, lease records, data sheets, status and other reports pertaining to the Subject Interests heretofore received by Seller or to which Seller has access;

                 (f) All of the Basic Documents, and the files pertaining thereto, and all other contracts, documents and files affecting title to the Subject Interests to which Seller has access; and

                 (g) All lease files, land files, well files, gas and oil sales contract files, gas processing files, division order files, abstracts, title opinions, and all other books, files and records information and data, including electronic data, pertaining to the Assets except insofar as Seller is prevented from transferring same by contractual obligations to third parties or applicable law.

         11.3 Buyer's Closing Obligations. At Closing, Buyer shall deliver to Seller the following:

                 (a) The Purchase Price (together with interest as provided in Section 3.1 and subject to such adjustments, if any, as are expressly provided for in this Agreement), less the Deposit and interest accrued thereon, in immediately available funds to Seller as provided in

Section 3.1 hereof (or to such other account within the continental United States of America designated by Seller to Buyer at least five (5) days prior to the Closing Date);

                 (b) The certificate of Buyer referred to in Section 10.1(b) hereof; and

                 (c)      Evidence of Buyer's compliance with the
Hart-Scott-Rodino Act (if necessary).


                                  ARTICLE XII.

                               EFFECT OF CLOSING

         12.1 Revenues. To the extent not included in the reimbursements under Section 3.2 hereof, all proceeds, accounts receivable, notes receivable, revenues, monies and other items included in or attributable to the Excluded Assets and all other Excluded Assets shall belong to and be paid over to Seller and all other proceeds, accounts receivable, notes receivable, revenues, monies and other items relating to the period of time after the Effective Time and included in or attributable to the Assets shall belong to and be paid over to Buyer.

         12.2    Taxes.

                 (a) APPORTIONMENT OF AD VALOREM AND PROPERTY TAXES. All ad valorem, real property taxes and personal property taxes, including interest and penalties attributable thereto (hereinafter "Property Taxes"), attributable to the Assets with respect to the tax assessment period ("Tax Period") during which the Effective Time occurs shall be apportioned as of the Effective Time between Seller and Buyer, with Seller paying a fraction thereof based upon the number of days in the Tax Period prior to the Effective Time and Buyer paying the balance thereof. The owner of record on the assessment date shall file or cause to be filed all required reports and returns incident to the Property Taxes and shall pay or cause to be paid to the taxing authorities all Property Taxes relating to the Tax Period during which the Effective

Time occurs. If Seller is the owner of record on the asseessment date, then Buyer shall pay to Seller Buyer's pro rata portion of Property Taxes within thirty (30) days after receipt of Seller's invoice therefor, except to the extent taken into account as an adjustment to the Purchase Price pursuant to
Section 3.2. If Buyer is the owner of record as of the assessment date then Seller shall pay to Buyer Seller's pro rata portion of Property Taxes within thirty (30) days after receipt of Buyer's invoice therefor, except to the extent taken into account as an adjustment to the Purchase Price pursuant to
Section 3.2.

                 (b) SALES TAXES. The Purchase Price provided for hereunder excludes, and Buyer shall be liable for, any Transfer Taxes (as defined below) required to be paid in connection with the sale of the Assets pursuant to this Agreement. To the extent required by applicable law, Seller shall collect and remit any Transfer Taxes that are required to be paid as a result of the transfer of the Assets by Seller to the Buyer. If the transfer of the Assets pursuant to this Agreement is exempt from any Transfer Taxes, Buyer shall, at Closing, provide Seller with properly executed exemption certificates or other documentation acceptable under applicable law. As used here, the term "Transfer Taxes" shall mean any sales, use, excise, stock, stamp, document, filing, recording, registration, authorization and similar taxes, fees and charges.

                 (c) OTHER TAXES. With the exception of income and franchise taxes, all other federal, state and local taxes (including interest and penalties attributable thereto) on the ownership or operations of the Assets which are imposed with respect to periods or portions of periods prior to the Effective Time shall be paid by Seller and all such taxes imposed with respect to periods or portions of periods beginning on or after the Effective Time shall be paid by Buyer.

                 (d) COOPERATION. After the Closing, each party to this Agreement shall provide the other party with reasonable access to all relevant documents, data and other information (other than that which is subject to any attorney-client privilege) which may be required by the other party for the purpose of preparing tax returns, filing refund claims and responding to any audit by any taxing jurisdiction. Each party to this Agreement shall cooperate with all reasonable requests of the other party made in connection with contesting the imposition of taxes. Notwithstanding anything to the contrary in this Agreement, neither party to this Agreement shall be required at any time to disclose to the other party any Tax Return or other confidential tax information. Except where disclosure is required by applicable law or judicial order, any information obtained by a party pursuant to this Section 12.2(d) shall be kept confidential by such party, except to the extent disclosure is required in connection with the filing of any Tax Returns or claims for refund or in connection with the conduct of an audit, or other proceedings in response to an audit, by a taxing jurisdiction.

         12.3 Expenses. To the extent not included in the reimbursements under Section 3.2 hereof or in the Assumed Obligations, all accounts payable and other costs and expenses (other than taxes described in Section 12.2) with respect to the Seller's interest in the Assets which are attributable under GAAP to the period prior to the Effective Time shall be the obligation of and be paid by Seller, and those which are attributable under GAAP to the period commencing with the Effective Time, as well as all Assumed Obligations, shall be the obligation of and be paid by Buyer.

         12.4 Shared Obligations. If monies are received by any party hereto which, under the terms of this Article XII, belong to another party, the same shall immediately be paid over to the proper party. If an invoice or other evidence of an obligation is received which under the terms of this
Article XII is partially the obligation of Seller and partially the obligation of Buyer, then the parties shall consult each other and each shall promptly pay its portion of such obligation to the obligee, provided that if either party hereto shall fail promptly to pay its portion of such obligation to the obligee, the other party hereto shall have the right (but not the obligation) to pay such portion of such obligation, whereupon the defaulting party shall promptly reimburse such other party for the defaulting party's portion so paid, plus interest on said amounts until reimbursed, at the rate applicable under
Article III above.

         12.5 Seller Operated Properties. It is expressly understood and agreed that Seller shall not be obligated to continue operating any of the Assets following the Closing and Buyer hereby assumes full responsibility for operating (or causing the operation of) all Assets following the

Closing. Without implying any obligation on Seller's part to continue operating any Assets after the Closing, if Seller continues to operate any Assets following the Closing at the request of Buyer or any third party working interest owner, due to constraints of applicable operating agreements, failure of a successor operator to take over operations or other reasonable cause, such continued operation by Seller shall be for the account of Buyer, at the sole risk, cost and expense of Buyer and, as part of the Assumed Obligations, Buyer hereby releases and indemnifies Seller from all claims, losses, damages, costs, expenses, causes of action and judgments of any kind or character (INCLUDING SELLER'S NEGLIGENCE) with respect to such continued operations by Seller. In connection with any such continued operation of the Assets by Seller, Seller shall be reimbursed by Buyer for all costs and expenses incurred by Seller with respect thereto, including a charge for overhead in the same manner as provided in the calculation of Seller's Credits for the period prior to the Closing. In the event that Seller continues operating any Assets after Closing pursuant to this Section 12.5, Buyer and Seller shall enter into a mutually agreed upon nominee agreement which will contain the release, indemnification and reimbursement provisions set forth in this Section 12.5 and will further provide that, with respect to any Assets affected thereby, Seller shall act as Buyer's nominee but shall be authorized to act only upon and in accordance with Buyer's specific written instructions and Seller shall have no authority, responsibility or discretion to perform any tasks or functions with respect to such Assets other than those which are purely administrative or ministerial in nature, unless otherwise specifically requested and authorized by Buyer in writing.

         12.6 Royalty Accounts. Seller shall fund and pay over to Buyer at Closing the Royalty Accounts existing with respect to Seller-operated Subject Interests or any other Subject Interests as to which Seller is responsible for the disbursement of the sales proceeds of Hydrocarbon production to the persons entitled thereto. At Closing, Buyer assumes the obligation to correctly, properly and timely disburse to the persons entitled thereto all monies comprising the Royalty Accounts.

                                 ARTICLE XIII.

                            SETTLEMENT OF PRORATIONS

         13.1 Accounting. At least five (5) business days prior to Closing, Seller shall furnish Buyer with an estimated accounting showing in reasonable detail the prorating of any amounts described in and subject to Article XII of this Agreement. If pursuant to such estimated accounting either Seller or Buyer shall owe any obligation to the other which is not included in the reimbursements under Section 3.2, then the Purchase Price paid at Closing shall be further adjusted to reflect such charges and credits which are necessary to accomplish such adjustment. Promptly after the Closing Date (but not later than one hundred twenty (120) days thereafter), Seller shall furnish Buyer with a final accounting showing in reasonable detail the prorating of any amounts described in and subject to Article XII hereof.

         13.2 Settlement of Disputes. If within thirty (30) days after Seller furnishes such final accounting to Buyer, Buyer and Seller are unable to agree on such final accounting or the adjustments provided for in Section 3.2 hereof, then either Seller or Buyer may submit such proration or allocation dispute to an accounting firm of national repute (other than Ernst & Young, LLP or any accounting firm engaged by Buyer or Seller within three (3) years prior to the date of this Agreement) to be mutually agreed upon by Buyer and Seller. The determination made as to such proration or allocation by such accounting firm shall be final and binding upon Seller and Buyer. Final settlement shall be made within ten (10) business days following agreement by the Buyer and Seller or final determination by said accounting firm. All determinations and adjustments with respect to allocating items to the periods before or after the Effective Time shall be in accordance with GAAP. The fees charged by said accounting firm for making determinations under Section 3.2 or this Section
13.2 shall be paid one-half (1/2) by Buyer and one-half (1/2) by Seller.

                                  ARTICLE XIV.

                                 ENVIRONMENTAL

         14.1 Availability of Data to Buyer: The Assets which are the subject of this Agreement have been utilized by Seller for the purposes of exploration, development and production of oil and gas, for related oilfield operations and possibly for the storage and disposal of waste materials or hazardous substances. Seller shall make available to Buyer, during the environmental assessment period described in Section 14.3 below, Seller's historical files regarding the foregoing operations, to the extent available and to the extent Seller is authorized to disclose same (excepting documents subject to confidentiality restrictions or legal privilege, and also excepting any proprietary interpretative data).

         14.2 Spills and NORM: Buyer acknowledges that in the past there may have been spills of wastes, crude oil, produced water, or other materials (including, without limitation, any toxic, hazardous or extremely hazardous substances) onto the Lands. In addition, some production equipment may contain asbestos and/or Naturally Occurring Radioactive Material (hereinafter referred to as "NORM"). In this regard Buyer expressly understands that NORM may affix or attach itself to the inside of wells, materials and equipment as scale or in other forms, that said wells, materials and equipment located on the Lands or included in the Assets described herein may contain NORM and that NORM-containing material may have been buried or otherwise disposed of on the Lands. Buyer also expressly understands that special procedures may be required for the remediation, removal, transportation and disposal of asbestos, NORM or other materials from the Assets and Lands where such material may be found and that Buyer assumes all liability for or in connection with the assessment, containment, removal, remediation, transportation and disposal of any such materials, in accordance with all past, present or future applicable laws, rules, regulations and other requirements of any governmental or judicial entities having jurisdiction and also with the terms and conditions of all applicable leases and other contracts. Subject in all respects to Buyer's obligation to indemnify Seller pursuant to Sections 14.4 and 14.6 of this Agreement, nothing in this Section 14.2 shall be deemed to be an admission by Buyer or Seller in favor of a person or entity not a party to this

Agreement or a governmental agency as to the actual existence of NORM, asbestos or similar materials on the Lands.

         14.3 Access to Conduct Assessment: Buyer shall have the right for a period of up to forty-five (45) days after execution of this Agreement by both parties, but ending five days prior to Closing, to conduct an environmental assessment of the Assets, at its own risk and expense.

                 Seller will provide Buyer (and its representatives) with reasonable access to the Assets operated by Seller to conduct the environmental assessment. Seller will use reasonable endeavors to assist Buyer in gaining access to Assets not operated by Seller. Buyer shall provide Seller three days written notice of a desired date(s) for such assessment, the proposed locations, and the anticipated scope of any testing or other activities.
Seller shall have the right to be present during any assessment and, if any testing is conducted, Seller may require splitting of all samples. Buyer shall provide Seller copies of all reports, results, data and analyses in connection therewith, within three days of Buyer's receipt of same.

                 BUYER AGREES TO RELEASE, INDEMNIFY, DEFEND AND HOLD SELLER HARMLESS FROM ANY CLAIM, CAUSE OF ACTION, JUDGMENT, LIABILITY, LOSS, DAMAGE OR OTHER COST WHATSOEVER BROUGHT BY OR IN FAVOR OF ANY PERSON FOR INJURY, ILLNESS OR DEATH, DAMAGE TO OR LOSS OF PROPERTY, FOR DAMAGE OR HARM TO THE ENVIRONMENT OR FOR ANY OTHER MATTER CAUSED BY BUYER'S ACCESS TO THE LANDS OR THE ENVIRONMENTAL ASSESSMENT OR TESTING THEREOF.

         14.4 "As Is, Where Is" Purchase: Buyer shall acquire the Assets (including Assets for which a notice was given under Section 14.4 above) in an "AS IS, WHERE IS" condition and shall assume all risks that the Assets may contain waste materials (whether toxic, hazardous, extremely hazardous or otherwise) or other adverse physical conditions, including, but not limited to, the presence of unknown abandoned oil and gas wells, water wells, sumps, pits, pipelines or other waste or spill sites which may not have been revealed by Buyer's investigation. Except as may be specifically provided for in Section
14.7 hereof, on and after
the Effective Time, all responsibility and liability related to all such conditions, whether known or unknown, fixed or contingent, will be transferred from Seller to Buyer.

         14.5 Disposal of Materials, Substances and Wastes: From and after the Closing Date, Buyer shall properly handle, remove, transport and dispose of any material, substance or waste (whether toxic, hazardous, extremely hazardous or otherwise) from the Assets or Lands (including, but not limited to, produced water, drilling fluids and other associated wastes), whether present before or after the Effective Time, in accordance with applicable local, state and federal laws and regulations. To the extent that the Lands are not sold in fee to Buyer, Buyer shall keep records of the types, amounts and location of materials, substances and wastes which are transported, handled, discharged, released or disposed onsite and offsite. When and if any lease, an interest in which has been assigned pursuant to this Agreement, is terminated, Buyer shall take whatever additional testing, assessment, closure, reporting or remedial action with respect to the Assets or Lands as is necessary to meet any local, state or federal requirements directed at protecting human health or the environment in effect at that time, and any other action as necessary to restore the Lands or Assets to their original condition.

         14.6 BUYER'S INDEMNITY: (a) SUBJECT TO SECTION 14.7, BUYER SHALL INDEMNIFY, HOLD HARMLESS, RELEASE AND DEFEND SELLER FROM AND AGAINST ALL DAMAGES, LOSSES, CLAIMS, DEMANDS, CAUSES OF ACTION, JUDGMENTS AND OTHER COSTS (INCLUDING BUT NOT LIMITED TO ANY CIVIL FINES, PENALTIES, COSTS OF ASSESSMENT, CLEAN-UP, REMOVAL AND REMEDIATION OF POLLUTION OR CONTAMINATION, AND EXPENSES FOR THE MODIFICATION, REPAIR OR REPLACEMENT OF FACILITIES ON THE LANDS) BROUGHT BY ANY AND ALL PERSONS AND ANY AGENCY OR OTHER BODY OF FEDERAL, STATE OR LOCAL GOVERNMENT, ON ACCOUNT OF ANY PERSONAL INJURY, ILLNESS OR DEATH, ANY DAMAGE TO, DESTRUCTION OR LOSS OF PROPERTY, AND ANY CONTAMINATION OR POLLUTION OF NATURAL RESOURCES (INCLUDING SOIL, AIR, SURFACE WATER OR GROUNDWATER) TO THE EXTENT ANY OF THE FOREGOING DIRECTLY OR INDIRECTLY IS CAUSED BY OR OTHERWISE INVOLVES ANY ENVIRONMENTAL CONDITION OF THE ASSETS OR

LANDS, REGARDLESS OF WHEN CREATED OR ARISING, INCLUDING, BUT NOT LIMITED TO, THE PRESENCE, DISPOSAL OR RELEASE OF ANY MATERIAL (WHETHER HAZARDOUS, EXTREMELY HAZARDOUS, TOXIC OR OTHERWISE) OF ANY KIND IN, ON OR UNDER THE ASSETS OR THE LANDS.

                 (b) BUYER'S INDEMNIFICATION OBLIGATIONS SHALL EXTEND TO AND INCLUDE, BUT NOT BE LIMITED TO (I) THE NEGLIGENCE OR OTHER FAULT OF BUYER AND THIRD PARTIES, WHETHER SUCH NEGLIGENCE IS ACTIVE OR PASSIVE, GROSS, JOINT, SOLE OR CONCURRENT, (II) BUYER'S STRICT LIABILITY, AND (III) BUYER'S LIABILITIES OR OBLIGATIONS UNDER THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980, AS AMENDED (42 U.S.C. Sections 9601 ET. SEQ.), THE RESOURCE CONSERVATION AND RECOVERY ACT OF 1976 (42 U.S.C. Section 6901 ET. SEQ.), THE CLEAN WATER ACT (33 U.S.C. Sections 466 ET. SEQ.), THE SAFE DRINKING WATER ACT (14 U.S.C. Sections 1401-1450), THE HAZARDOUS MATERIALS TRANSPORTATION ACT (49 U.S.C. Sections 1801 ET. SEQ.), THE TOXIC SUBSTANCES CONTROL ACT (15 U.S.C. Sections 2601-2629), THE CLEAN AIR ACT (42 U.S.C.
Section 7401 ET. SEQ.) AS AMENDED, THE CLEAN AIR ACT AMENDMENTS OF 1990 AND ALL STATE AND LOCAL LAWS AND ANY REPLACEMENT OR SUCCESSOR LEGISLATION OR REGULATION THERETO. THIS INDEMNIFICATION SHALL BE IN ADDITION TO ANY OTHER INDEMNITY PROVISIONS CONTAINED IN THIS AGREEMENT, AND IT IS EXPRESSLY UNDERSTOOD AND AGREED THAT ANY TERMS OF THIS ARTICLE SHALL CONTROL OVER ANY CONFLICTING OR CONTRADICTING TERMS OR PROVISIONS CONTAINED IN THIS AGREEMENT.

         14.7 SELLER'S INDEMNITY: (a) SUBJECT TO THE TERMS AND PROVISIONS OF SECTION 17.8 OF THIS AGREEMENT, SELLER SHALL INDEMNIFY, HOLD HARMLESS, RELEASE AND DEFEND BUYER FROM AND AGAINST ALL DAMAGES, LOSSES, CLAIMS, DEMANDS, CAUSES OF ACTION, JUDGMENTS AND OTHER COSTS (INCLUDING BUT NOT LIMITED TO ANY CIVIL FINES, PENALTIES, COSTS OF ASSESSMENT, CLEAN-UP, REMOVAL AND REMEDIATION OF POLLUTION OR CONTAMINATION, AND EXPENSES FOR THE MODIFICATION, REPAIR OR

REPLACEMENT OF FACILITIES ON THE LANDS) BROUGHT BY ANY AND ALL PERSONS AND ANY AGENCY OR OTHER BODY OF FEDERAL, STATE OR LOCAL GOVERNMENT, ON ACCOUNT OF ANY PERSONAL INJURY, ILLNESS OR DEATH, ANY DAMAGE TO, DESTRUCTION OR LOSS OF PROPERTY, AND ANY CONTAMINATION OR POLLUTION OF NATURAL RESOURCES (INCLUDING SOIL, AIR, SURFACE WATER OR GROUNDWATER) TO THE EXTENT ANY OF THE FOREGOING DIRECTLY OR INDIRECTLY IS CAUSED BY OR OTHERWISE INVOLVES ANY ENVIRONMENTAL CONDITION OF THE ASSETS OR LANDS, CREATED OR EXISTING BEFORE THE EFFECTIVE TIME, AND WHICH CONSTITUTES A VIOLATION OF APPLICABLE ENVIRONMENTAL LAWS IN EFFECT AS OF THE EFFECTIVE TIME, INCLUDING, BUT NOT LIMITED TO, THE PRESENCE, DISPOSAL OR RELEASE OF ANY MATERIAL (WHETHER HAZARDOUS, EXTREMELY HAZARDOUS, TOXIC OR OTHERWISE) OF ANY KIND IN, ON OR UNDER THE ASSETS OR THE LANDS.

                 (b) SELLER'S INDEMNIFICATION OBLIGATIONS SHALL EXTEND TO AND INCLUDE, BUT NOT BE LIMITED TO (I) THE NEGLIGENCE OR OTHER FAULT OF SELLER (WHERE SELLER IS THE OPERATOR OF THE ASSET) AND THIRD PARTIES, WHETHER SUCH NEGLIGENCE IS ACTIVE OR PASSIVE, GROSS, JOINT, SOLE OR CONCURRENT, (II) SELLER'S STRICT LIABILITY, AND (III) SELLER'S LIABILITIES OR OBLIGATIONS UNDER THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980, AS AMENDED (42 U.S.C. Sections 9601 ET. SEQ.), THE RESOURCE CONSERVATION AND RECOVERY ACT OF 1976 (42 U.S.C. Section 6901 ET. SEQ.), THE CLEAN WATER ACT (33 U.S.C. Sections 466 ET. SEQ.), THE SAFE DRINKING WATER ACT (14 U.S.C. Sections 1401- 1450), THE HAZARDOUS MATERIALS TRANSPORTATION ACT (49 U.S.C. Sections 1801 ET. SEQ.), THE TOXIC SUBSTANCES CONTROL ACT (15 U.S.C. Sections 2601-2629), THE CLEAN AIR ACT (42 U.S.C. Section 7401 ET. SEQ.) AS AMENDED, THE CLEAN AIR ACT AMENDMENTS OF 1990 AND ALL STATE AND LOCAL LAWS, AS IN EFFECT AS OF THE DATE OF THIS AGREEMENT. THIS INDEMNIFICATION SHALL BE IN ADDITION TO ANY OTHER INDEMNITY PROVISIONS CONTAINED IN THIS AGREEMENT, AND IT IS EXPRESSLY

UNDERSTOOD AND AGREED THAT ANY TERMS OF THIS ARTICLE SHALL CONTROL OVER ANY CONFLICTING OR CONTRADICTING TERMS OR PROVISIONS CONTAINED IN THIS AGREEMENT.


                                  ARTICLE XV.

                         CASUALTY LOSS AND CONDEMNATION

         15.1 No Termination. (a) Buyer shall assume all risk of loss with respect to, and any change in the condition of, the Assets from the Effective Time until Closing for production of oil, gas and/or other hydrocarbons through normal depletion (including the watering-out of any well, collapsed casing or sand infiltration of any well) and the depreciation of personal property due to ordinary wear and tear.

                 (b) Subject to the provisions of Section 15.2 hereof, if after the Effective Time and prior to the Closing any part of the Assets shall be destroyed by fire or other casualty or if any part of the Assets shall be taken in condemnation or under the right of eminent domain or if proceedings for such purposes shall be pending or threatened, this Agreement shall remain in full force and effect notwithstanding any such destruction, taking or proceeding or the threat thereof.

         15.2    Proceeds and Awards. In the event of any loss described in
Section 15.1(b), Seller shall either (i) at the Closing pay to Buyer all sums paid to Seller by reason of such destruction less any costs and expenses incurred by Seller in collecting same, or (ii) commit, use, or apply such sums (less any costs and expenses incurred by Seller in collecting same) to repair, restore or replace such damaged or taken Assets. To the extent the insurance proceeds, condemnation awards or other payments are not committed, used or applied by Seller prior to the Closing Date to repair, restore or replace such damaged or taken Assets, Seller shall at the Closing pay to Buyer all sums paid to Seller by reason of such destruction or taking, less any costs and expenses incurred by Seller in collecting same. In addition and to the extent such proceeds, awards or payments have not been committed, used or applied by Seller in repair, restoration or replacement as aforesaid, Seller shall assign, transfer and set over unto Buyer, without recourse against Seller, all of the right, title and interest of Seller in and to any claims against third parties with respect to the event or circumstance causing such loss and any unpaid insurance proceeds, condemnation awards or other payments arising out of such destruction or taking, less any costs and expenses incurred by Seller in collecting same. Any such funds which have been committed by Seller for repair, restoration or replacement as aforesaid shall be paid by Seller for such purposes or, at Seller's option, delivered to Buyer upon Seller's receipt from Buyer of adequate assurance and indemnity from Buyer that Seller shall incur no liability or expense as a result of such commitment. Notwithstanding anything to the contrary in this Section 15.2, Seller shall not be obligated to carry or maintain, and shall have no obligation or liability to Buyer for its failure to carry or maintain, any insurance coverage with respect to any of the Assets, except as required by Section 9.1(b).


                                  ARTICLE XVI.

                              DEFAULT AND REMEDIES

         16.1 Seller's Remedies. Upon failure of Buyer to comply herewith by the Closing Date, as it may be extended in accordance herewith, Seller, at its sole option, may (i) enforce specific performance or (ii) terminate this Agreement and retain the Deposit together with any interest earned thereon, all other remedies (except as expressly retained in Section 16.3) being expressly waived by Seller.

         16.2 Buyer's Remedies. Upon failure of Seller to comply herewith by the Closing Date, as it may be extended in accordance herewith, Buyer, at its sole option, may (i) enforce specific performance or (ii) terminate this Agreement and receive back the Deposit together with any interest earned thereon, all other remedies (except as expressly retained in Section 16.3) being expressly waived by Buyer.

         16.3 Other Remedies. Notwithstanding the foregoing, termination of this Agreement shall not prejudice or impair Buyer's obligations under Sections
6.3 (and the Confidentiality Agreement referenced therein), 6.4 and 9.2(b) and such other portions of this Agreement as are necessary to the enforcement and construction of Sections 6.3, 6.4 and 9.2(b). The prevailing party in any legal proceeding brought under or to enforce this Agreement shall be additionally entitled to recover court costs and reasonable attorney's fees from the non-prevailing party.


                                 ARTICLE XVII.

                                 MISCELLANEOUS

         17.1 Certain Governmental Consents. At the Closing, Seller shall execute and deliver to Buyer such assignments of Federal and State leases as require consent to assignment, on the forms required by the governmental agency having jurisdiction thereof. Seller and Buyer will use reasonable efforts after Closing to obtain approval of such assignments.

         17.2 Antitrust Laws. This Agreement is subject in all respects to and conditioned upon compliance by the parties with Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "Hart-Scott-Rodino Act"), and rules and regulations promulgated pursuant thereto, to the extent that said act, rules and regulations are applicable to the transaction or transactions contemplated by this Agreement. Buyer and Seller agree to make such filings with and provide such information to the Federal Trade Commission and the Department of Justice with respect to the transactions contemplated by this Agreement as are required in connection with the Hart-Scott-Rodino Act sufficiently in advance of the Closing Date to permit the lapse of the normal waiting periods prescribed in connection with the Hart-Scott-Rodino Act prior to the Closing Date.

         17.3 Public Announcements. The parties hereto agree that prior to making any public announcement or statement with respect to the transaction contemplated by this Agreement, the party desiring to make such public announcement or statement shall consult with the other party hereto and exercise reasonable efforts to (i) agree upon the text of a joint public announcement or statement to be made by both of such parties or (ii) obtain approval of the other party hereto to the text of a public announcement or statement to be made solely by Seller or Buyer, as the case may be. Nothing contained in this paragraph shall be construed to require either party to obtain approval of the other party hereto to disclose information with respect to the transaction contemplated by this Agreement to any state or federal governmental authority or agency to the extent required by applicable law or by any applicable rules, regulations or orders of any governmental authority or agency having jurisdiction or necessary to comply with disclosure requirements of the New York Stock Exchange and applicable securities laws.

         17.4 Filing and Recording of Assignments, etc. Buyer shall be solely responsible for all filings and recording of assignments and other documents related to the Assets and for all fees connected therewith, and upon request Buyer shall advise Seller of the pertinent recording data. Seller shall not be responsible for any loss to Buyer because of Buyer's failure to file or record documents correctly or promptly. Buyer shall promptly file all appropriate forms, declarations or bonds with Federal, State and Indian agencies relative to its assumption of operations and Seller shall cooperate with Buyer in connection with such filings.

         17.5 Assumption and Indemnity. Except with respect to that certain litigation styled, Agnes Agor and Jerry Wade Ralston, Trustees of the Revocable Inter Vivos Trust of Agnes Agor dated 11/5/90; Arlene Gore and Wayne Gore, wife and husband; and Marjorie Deaton, Plaintiffs vs. Amerada Hess Corporation, a Delaware corporation, Defendant, Case No. CJ96-32, In the District Court of Dewey County, State of Oklahoma (hereafter referred to as the "Agor Litigation"), Buyer shall assume all risk of loss with respect to any change in the condition of the Assets from the Effective Time until Closing (EVEN THOUGH DUE IN WHOLE OR IN PART TO SELLER'S NEGLIGENCE, except with respect to Seller's gross negligence and willful misconduct). Buyer agrees to assume and pay, perform, fulfill and discharge all Assumed Obligations, and agrees to indemnify, defend and hold Seller harmless from and against any and all claims, losses, damages, costs, expenses, causes of action or judgments of any kind or character with respect to all liabilities and obligations or alleged or threatened liabilities and obligations attributable to or arising out of the Assumed Obligations, including, without limitation, any interest, penalty, reasonable attorney's fees and other costs and expenses incurred in connection therewith or the defense thereof. To the extent not included in Assumed Obligations, Seller agrees to pay, perform, fulfill and discharge all costs, expenses and liabilities incurred by Seller with respect to the ownership or operation of Seller's interest in the Assets and accruing prior to the Effective Time, including, without limitation, the Agor Litigation and Seller's failure to properly account for and pay lawfully owing royalties attributable to the Assets, and agrees to indemnify, defend and hold Buyer harmless from and against any and all claims, losses, damages, costs, expenses, causes of action or judgments of any kind or character with respect to all liabilities and obligations or alleged or threatened liabilities and obligations attributable to or arising out of such obligations of Seller, including, without limitation, any interest, penalty, reasonable attorney's fees and other costs and expenses incurred in connection therewith or the defense thereof. For example, with respect to operations committed to by Seller and commenced prior to the Effective Time, but not completed until after the Effective Time, the costs accruing with respect thereto prior to the Effective Time shall be the obligation of Seller and the costs accruing with respect thereto after the Effective Time shall be the obligation of Buyer. Without limiting the parties' respective representations in Sections 4.1(f) and 5.1(f) hereof, each party hereby agrees to indemnify and hold the other harmless from and against any claim for a brokerage or finder's fee or commission in connection with this Agreement or the transactions contemplated by this Agreement to the extent such claim arises from or is attributable to the actions of such indemnifying party, including, without limitation, any and all losses, damages, attorney's fees, costs and expenses of any kind or character arising out of or incurred in connection with any such claim or defending against the same.

         17.6    Further Assurances and Records.

                 (a) After the Closing, each of the parties will execute, acknowledge and deliver to the other such further instruments, and take such other action, as may be reasonably requested in order to more effectively assure to said party all of the respective properties, rights, titles, interests, estates, and privileges intended to be assigned, delivered or inuring to the benefit of such party in consummation of the transactions contemplated hereby.

                 (b) Prior to Closing, Seller may, at Seller's expense make and retain copies of any or all files or Basic Documents, the originals of which are to be delivered to Buyer.

                 (c) Buyer agrees that, as soon as practicable after the Closing, it will remove or cause to be removed the names and marks used by Seller and all variations and derivatives thereof and logos relating thereto from the Assets and will not thereafter make any use whatsoever of such names, marks and logos.

                 (d) To the extent not obtained or satisfied as of Closing, Seller agrees to continue to use reasonable efforts, but without any obligation to incur any cost or expense in connection therewith, and to cooperate with Buyer's efforts to obtain for Buyer (i) access to files, records and data relating to the Assets in the possession of third parties; (ii) access to wells constituting a part of the Assets operated by third parties for purposes of inspecting same; and (iii) the waiver of confidentiality or other restrictions on the review by and/or transfer to Buyer of seismic, geophysical, engineering or other data pertaining to the Subject Interests.

         17.7 Limitations. The express representations and warranties of Seller contained in this Agreement are exclusive and are in lieu of all other representations and warranties, express, implied or statutory, including without limitation any representation or warranty with respect to title to the Assets or the quality, quantity or volume of the reserves of oil, gas or other Hydrocarbons in or under the Subject Interests and unless specifically provided otherwise in this Agreement, such express representations and warranties of Seller shall terminate at Closing and be of no further force and effect. The items of personal property, equipment, fixtures and appurtenances conveyed as part of the Assets are sold hereunder "AS IS, WHERE IS" and no warranties or representations of any kind or character, express or implied, including any warranty of quality, merchantability, fitness for a particular purpose or condition, are given by or on behalf of Seller. THE WARRANTIES OF SELLER CONTAINED IN THIS AGREEMENT ARE EXCLUSIVE AND IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, AND BUYER HEREBY WAIVES ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONDITION.

BUYER ACKNOWLEDGES THAT SELLER HAS NOT MADE, AND SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES, AND BUYER HEREBY EXPRESSLY WAIVES, ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE RELATING TO
(a) PRODUCTION RATES, RECOMPLETION OPPORTUNITIES, DECLINE RATES, GAS BALANCING INFORMATION OR THE QUALITY, QUANTITY OR VOLUME OF THE RESERVES OF HYDROCARBONS, IF ANY, ATTRIBUTABLE TO THE ASSETS, (b) THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) NOW, HERETOFORE OR HEREAFTER FURNISHED TO BUYER BY OR ON BEHALF OF SELLER, AND (c) EXCEPT AS SET FORTH IN SECTION 4.1(l) HEREOF, THE ENVIRONMENTAL CONDITION OF THE ASSETS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, SELLER EXPRESSLY DISCLAIMS AND NEGATES, AND BUYER HEREBY WAIVES, AS TO PERSONAL, MOVABLE AND IMMOVABLE PROPERTY, EQUIPMENT AND FIXTURES CONSTITUTING A PART OF THE ASSETS (i) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, (ii) ANY IMPLIED OR EXPRESS WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, (iii) ANY IMPLIED OR EXPRESS WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS,
(iv) ANY RIGHTS OF PURCHASERS UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE, (v) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM VICES OR DEFECTS, WHETHER KNOWN OR UNKNOWN, AND (vi) ANY AND ALL IMPLIED WARRANTIES EXISTING UNDER APPLICABLE LAW, AND (vii) ANY IMPLIED OR, EXCEPT AS SET FORTH IN SECTION 4.1(l) HEREOF, EXPRESS WARRANTY, REGARDING ENVIRONMENTAL LAWS, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT OR PROTECTION OF THE ENVIRONMENT OR HEALTH, IT BEING THE EXPRESS INTENTION OF BUYER AND SELLER THAT (EXCEPT TO THE EXTENT EXPRESSLY PROVIDED IN ARTICLE IV) THE REAL PROPERTY, IMMOVABLE PROPERTY, MOVABLE PROPERTY, EQUIPMENT, INVENTORY, MACHINERY, FIXTURES AND PERSONAL PROPERTY SHALL BE CONVEYED TO BUYER AS IS AND IN THEIR PRESENT CONDITION AND STATE OF REPAIR, AND BUYER REPRESENTS TO SELLER THAT BUYER HAS MADE

OR CAUSED TO BE MADE SUCH INSPECTIONS WITH RESPECT TO THE REAL PROPERTY, IMMOVABLE PROPERTY, MOVABLE PROPERTY, EQUIPMENT, INVENTORY, MACHINERY, FIXTURES AND PERSONAL PROPERTY AS BUYER DEEMS APPROPRIATE AND BUYER WILL ACCEPT THE REAL PROPERTY, IMMOVABLE PROPERTY, MOVABLE PROPERTY, EQUIPMENT, INVENTORY, MACHINERY, FIXTURES AND PERSONAL PROPERTY AS IS, IN THEIR PRESENT CONDITION AND STATE OF REPAIR, IT BEING THE EXPRESS INTENTION OF BOTH BUYER AND SELLER THAT THE PERSONAL PROPERTY, EQUIPMENT AND FIXTURES INCLUDED WITHIN THE ASSETS ARE HEREBY CONVEYED TO BUYER IN THEIR PRESENT CONDITION AND STATE OF REPAIR, "AS IS" AND "WHERE IS" WITH ALL FAULTS, AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS BUYER DEEMS APPROPRIATE. SELLER AND BUYER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN WARRANTIES CONTAINED IN THIS SECTION ARE "CONSPICUOUS" DISCLAIMERS FOR THE PURPOSES OF ANY APPLICABLE LAW, RULE OR ORDER.

         17.8 Survival. No representation, warranty, covenant or agreement made herein shall survive the Closing except as provided in this Section 17.8. It is expressly agreed that the terms and provisions of Articles I, III, V, VIII, XII, XIII, XV, XVI, and XVII and Sections 4.1(a) through 4.1(f), inclusive, 4.1(j), 6.3, 6.4, 7.1, 14.1, 14.2, 14.3, 14.4, 14.5 and 14.6 shall survive the Closing. The representations of Seller in Section 4.1(l) shall survive Closing but will expire on the second anniversary date after Closing. The terms and provisions of Section 14.7 shall survive Closing but will expire (and upon expiration Seller shall have no obligation thereunder) on the second anniversary date of the Closing Date, except with respect to claims in regard to which Buyer is entitled to indemnity under Section 14.7, and of which Seller has received written notice from Buyer prior to the second anniversary date of the Closing Date.

         17.9 Gas Imbalance: Buyer acknowledges and agrees to the following regarding gas imbalances as of the Effective Time on any of the Assets to be transferred pursuant to this Agreement:

                 (a) Gas Underproduction: In the event Seller is underproduced as to any wells located on the Lands or if any amounts are owed Seller with respect to any pipeline, transportation or processing imbalances, Buyer agrees not to hold Seller liable for such underproduction or such amounts. Seller, however, agrees to assign to Buyer all of its contractual rights to make up such underproduction, and to recover all amounts owed.

                 (b) Gas Overproduction: In the event Seller is overproduced as to any wells located on the Lands or if any amounts are due from Seller with respect to any pipeline, transportation or processing imbalances, Buyer acknowledges and agrees that its share of gas from any such overproduced wells may at some point be curtailed by underproduced working interest owners and it may be required to satisfy, in kind or in value, such third party transporters and processors for such imbalances. Seller shall not be liable to Buyer in the event such curtailment occurs or satisfaction is required.

                 (c) Gas Balancing Statements: Seller has furnished Buyer with statements in its possession showing the most current status of the beforementioned imbalances and these statements are summarized in Exhibit "H".

                 (d) Future Liability: From and after the Effective Time, any and all benefits, obligations and liabilities associated with such imbalance accounts shall accrue to and be the responsibility of Buyer. Buyer shall assume Seller's overproduced or underproduced position in the Assets as of the Effective Time, including but not limited to Buyer's responsibility for payment of royalties on the volume of such gas which Seller took in excess of its entitlement and any obligation to balance whether in cash or in kind. Except as provided in Section 17.9(e), there shall be no adjustment to the Purchase Price as a result of the imbalance accounts attributable to the Assets.

                 (e) Adjustment to Purchase Price: In the event either Seller or Buyer determines no later than sixty (60) days after the Closing Date that a "material" error was made with the imbalance account set forth in Exhibit "H" or that a material change (either increase or decrease) exists between the imbalance represented in Exhibit "H" and the imbalance as of the Effective Time in such an account, the Purchase Price shall be adjusted to compensate for the economic impact of the error or change. Such an error or change is material only if the total difference in the value of the imbalance accounts as set forth in Exhibit "H" and the correct or changed imbalance accounts exceeds ten percent (10%) of the value of the imbalance accounts as set forth in Exhibit "H", but in no event less than $200,000.00. For the purposes of this Section only, the value of such an imbalance account adjustment shall be calculated by multiplying the applicable volume of gas by $1.029 per Mcf (thousand cubic feet) and then making appropriate adjustments for royalties and severance taxes and similar taxes, if any, actually paid on such amount or which will be required to be paid. The Purchase Price shall be reduced or increased by the adjustments for such gas imbalance changes on the Closing Date for material errors discovered prior to the Closing Date. Adjustments for material errors discovered after the Closing Date shall be included in a final settlement statement as provided herein.

         17.10 Notices. All notices authorized or required by any of the provisions of this Agreement, unless otherwise specifically provided, shall be in writing and delivered in person or by United States mail, courier service, telegram, telex, telecopier, or any other form of facsimile, postage or charges prepaid, and addressed to the parties at the addresses set forth below:

                 If to Seller:    Amerada Hess Corporation
                                  One Allen Center, 500 Dallas
                                  Houston, Texas 77002
                                  Attention:       D. G. Stevenson
                                  Fax Number:      (713) 609-4463

                 If to Buyer:     DLB Oil & Gas, Inc.
                                  1601 N.W. Expressway
                                  Suite 700
                                  Oklahoma City, Oklahoma  73118-1401
                                  Attention:       Mark Liddell
                                  Fax Number:      (405) 848-9449

Any party may, by written notice so delivered to the other, change the address to which delivery shall thereafter be made.

         17.11 Incidental Expenses. Buyer shall bear and pay (i) any and all Federal, State or local Transfer Taxes as defined in Section 12.2(b) hereof incident to the transfer, assignment or other conveyance of the Assets to Buyer, and (ii) all costs or fees required to obtain consent to assign any Federal, State or Indian leases included in the Assets. Each party shall bear its own respective expenses incurred in connection with the Closing of this transaction, including its own consultants' fees, attorneys' fees, accountants' fees, and other similar costs and expenses.

         17.12 Entire Agreement. Except for the Confidentiality Agreement referenced in Section 6.3, this Agreement embodies the entire agreement between the parties (superseding all prior agreements, arrangements and understandings related to the subject matter hereof), and may be supplemented, altered, amended, modified or revoked by writing only, signed by all of the parties hereto. No supplement, amendment, modification, waiver or termination of this Agreement shall be binding unless in writing and executed by both parties hereto. The headings herein are for convenience only and shall have no significance in the interpretation hereof.

         17.13 Governing Law. THIS AGREEMENT AND OTHER DOCUMENTS DELIVERED PURSUANT TO THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES SHALL BE GOVERNED AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OKLAHOMA, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICT OF LAWS.

         17.14 Exhibits. All Exhibits and Schedules hereto which are referred to herein are hereby made a part hereof and incorporated herein by reference.

         17.15 Prime Rate: References to "prime rate" shall mean a rate per annum equal to the lesser of (a) a varying rate per annum that is equal to the interest rate publicly quoted by CitiBank, N.A. from time to time as its prime commercial or similar reference interest rate, with adjustments in that varying rate to be made on the same date as any change in that rate, and (b) the maximum rate permitted by applicable law.

         17.16 Certain Terms. As used in this Agreement, the term "knowledge" means actual knowledge of any fact, circumstance or condition by the officers or management employees of the party involved at a supervisory or higher level, but does not include (i) knowledge imputed to the party involved by reason of knowledge of or notice to any person, firm or corporation other than its officers or employees at a supervisory or higher level or (ii) knowledge deemed to have been constructively given by reason of any filing, registration or recording of any document or instrument in any public record or with any governmental entity. As used in this Agreement, the term "day" means any calendar day, and the term "business day" means any day exclusive of Saturdays, Sundays and national holidays.

         17.17 Counterparts. This Agreement may be executed in any number of counterparts, and each and every counterpart shall be deemed for all purposes one (1) agreement.

         17.18 Waiver. Any of the terms, provisions, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the party waiving compliance. Except as otherwise expressly provided in this Agreement, the failure of any party at any time or times to require performance of any provision hereof shall in no manner affect such party's right to enforce the same. No waiver by any party of any condition, or of the breach of any term, provision, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, provision, covenant, representation or warranty.

         17.19 Binding Effect; Assignment. All the terms, provisions, covenants, representations, warranties and conditions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors; but this Agreement and the rights and obligations hereunder shall not be assignable or delegable by any party without the express written consent of the non-assigning or non-delegating parties.
Any assignment or delegation without such consent will be void.

         17.20 No Recordation. Without limiting any party's right to file suit to enforce its rights under this Agreement and except as to those portions of this Agreement set forth in the Assignment, Bill of Sale and Conveyance, Exhibit "F", Buyer and Seller expressly covenant and agree not to record or place of record this Agreement or any copy or memorandum hereof.

         17.21 Independent Investigation. Buyer represents and acknowledges that it is knowledgeable of the oil and gas business and of the usual and customary practices of producers such as Seller and that it has had access to the Assets, the offices and employees of Seller, and the books, records and files of Seller relating to the Assets and in making the decision to enter into this Agreement and consummate the transactions contemplated hereby, Buyer has relied solely on the basis of its own independent due diligence investigation of the Assets and upon the representations and warranties made in Article IV. Accordingly, Buyer acknowledges that Seller has not made, and Seller hereby expressly disclaims and negates any representation or warranty (other than those express representations and warranties made in Article IV), express, implied, at common law, by statute or otherwise, relating to the Assets.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the date first above written.


                                         AMERADA HESS CORPORATION

                                         By: /s/ J. BARCLAY COLLINS
                                         -------------------------------------
                                         Name:    J. Barclay Collins
                                         Title:   Executive Vice President &
                                                  General Counsel
                                                                       "SELLER"


                                         DLB OIL & GAS, INC.

                                         By: /s/ MARK LIDDELL
                                             ----------------------------------
                                         Name:    Mark Liddell
                                         Title:   President
                                                                      "BUYER"

                         LIST OF EXHIBITS AND SCHEDULES

                                       TO

                        AGREEMENT FOR PURCHASE AND SALE
                         (omitted from Form 8-K report)



EXH. NO.                       EXHIBIT NAME
- --------                       ------------
   A      Net Revenue and Working Interests in Subject Interests
  A-1     Seller's Subject Interests
  A-2     Equipment Inventory
   B      Purchase Price Allocation
   C      Preferential Rights and Consents
   D      Production Payments and Certain Agreements
   E      Litigation and Other Liabilities
   F      Assignment, Bill of Sale and Conveyance
   G      Advance Payments and Prepayments
   H      Overproduction and Underproduction
   I      Excluded Assets
   J      Oil and Gas Purchase and Processing Agreements